EXHIBIT 99.3

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended

December 31, 2011 and 2010

(in thousands of US dollars)

Aeterna Zentaris Inc.

Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

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March 27, 2012

Independent Auditor’s Report

To the Shareholders of Aeterna Zentaris Inc.

We have completed integrated audits of Aeterna Zentaris Inc. and its subsidiaries’ 2011 and 2010 consolidated financial statements and their internal control over financial reporting as at December 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statement of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Aeterna Zentaris Inc. and its subsidiaries’ internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Aeterna Zentaris Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control – Integrated Framework issued by COSO.

Montréal, Québec, Canada

1 Chartered accountant auditor permit No. 21323

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants

1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Aeterna Zentaris Inc.

Consolidated Statements of Financial Position

(in thousands of US dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents (note 6)	46,881	31,998	38,100
Short-term investment (note 7)	-	1,934	-
Trade and other receivables (note 8)	8,325	5,421	3,549
Inventory (note 9)	3,456	3,311	4,415
Prepaid expenses and other current assets	1,477	1,145	2,407
	60,139	43,809	48,471
Restricted cash (note 10)	806	827	878
Property, plant and equipment (note 11)	2,512	3,096	4,358
Other non-current assets	830	803	528
Identifiable intangible assets (note 12)	1,769	3,299	4,127
Goodwill (note 13)	9,313	9,614	10,246
	75,369	61,448	68,608
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 14)	12,257	10,260	11,845
Current portion of deferred revenues (note 5)	5,310	4,045	6,327
Income taxes (notes 5 and 22)	259	-	965
Current portion of long-term payable	59	60	57
	17,885	14,365	19,194
Deferred revenues (note 5)	39,242	39,052	45,919
Warrant liability (note 15)	9,162	13,412	1,664
Long-term payable	29	90	143
Employee future benefits (note 19)	12,880	11,533	12,021
Provision and other non-current liabilities (note 16)	717	571	507
	79,915	79,023	79,448
SHAREHOLDERS’ DEFICIENCY
Share capital (note 17)	101,884	60,900	41,524
Other capital	82,327	81,091	79,943
Deficit	(188,969)	(160,567)	(132,307)
Accumulated other comprehensive (loss) income	212	1,001	-
	(4,546)	(17,575)	(10,840)
	75,369	61,448	68,608

Subsequent event (note 30)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst	Gérard Limoges
Director	Director

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Aeterna Zentaris Inc.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the years ended December 31, 2011 and 2010

(in thousands of US dollars, except share data)

	Common shares (number of)*	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2010	63,089,954	41,524	79,943	(132,307)	-	(10,840)
Net loss	-	-	-	(28,451)	-	(28,451)
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	1,001	1,001
Actuarial gain on defined benefit plans	-	-	-	191	-	191
Comprehensive loss	-	-	-	(28,260)	1,001	(27,259)

Issuances pursuant to registered direct offerings, net of transaction costs (note 17)	19,917,075	18,391	-	-	-	18,391
Issuance pursuant to the exercise of warrants (note 15)	298,817	829	-	-	-	829
Issuance pursuant to the exercise of stock options (note 17)	124,068	156	(44)	-	-	112
Share-based compensation costs	-	-	1,192	-	-	1,192
Balance – December 31, 2010	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	-	-	-	(27,067)	-	(27,067)
Other comprehensive loss:

Foreign currency translation adjustments	-	-	-	-	(789)	(789)
Actuarial loss on defined benefit plans	-	-	-	(1,335)	-	(1,335)
Comprehensive loss	-	-	-	(28,402)	(789)	(29,191)

Share issuances in connection with “At-the-Market” drawdowns (note 17)	19,464,548	35,881	-	-	-	35,881
Share issuances pursuant to the exercise of warrants (note 15)	1,707,286	4,861	-	-	-	4,861
Share issuances pursuant to the exercise of stock options (note 17)	160,348	242	(97)	-	-	145
Share-based compensation costs	-	-	1,333	-	-	1,333
Balance – December 31, 2011	104,762,096	101,884	82,327	(188,969)	212	(4,546)

*	Issued and paid in full

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2011 and 2010

(in thousands of US dollars, except share and per share data)

	Years ended December 31,
	2011	2010
	$	$
Revenues
Sales and royalties	31,306	24,857
License fees and other	4,747	2,846
	36,053	27,703

Operating expenses (note 18)
Cost of sales	27,560	18,700
Research and development costs, net of refundable tax credits and grants	24,517	21,257
Selling, general and administrative expenses (notes 11 and 12)	16,170	12,552
	68,247	52,509
Loss from operations	(32,194)	(24,806)

Finance income (note 20)	6,239	1,800
Finance costs (note 20)	(8)	(5,445)
Net finance income (costs)	6,231	(3,645)

Loss before income taxes	(25,963)	(28,451)
Income tax expense (notes 5 and 22)	(1,104)	-

Net loss	(27,067)	(28,451)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(789)	1,001
Actuarial gain (loss) on defined benefit plans	(1,335)	191

Comprehensive loss	(29,191)	(27,259)

Net loss per share (note 26)
Basic and diluted	(0.29)	(0.38)
Weighted average number of shares outstanding (note 26)
Basic and diluted	94,507,988	75,659,410

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(in thousands of US dollars)

	Years ended December 31,
	2011	2010
	$	$
Cash flows from operating activities
Net loss	(27,067)	(28,451)
Items not affecting cash and cash equivalents
Change in fair value of warrant liability (note 15)	(2,533)	5,437
Depreciation, amortization and impairment (notes 11 and 12)	2,876	1,573
Share-based compensation costs (note 17)	1,333	1,192
Non-cash consideration received in connection with an amended licensing agreement	-	(1,263)
Gain on held-for-trading financial instrument (note 7)	(1,278)	(687)
Employee future benefits (note 19)	492	249
Amortization of deferred revenues	(5,840)	(5,873)
Foreign exchange gain on items denominated in foreign currencies	(1,955)	(965)
(Gain) loss on disposal of property, plant and equipment	(26)	28
Amortization of prepaid and other non-cash items	4,207	4,587
Changes in operating assets and liabilities (note 21)	3,548	(7,539)
Net cash used in operating activities	(26,243)	(31,712)

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $1,204 in 2011 and $1,506 in 2010 (note 17)	36,250	25,580
Proceeds from the exercise of share purchase warrants (note 15)	2,222	396
Proceeds from the exercise of stock options (note 17)	145	112
Repayment of long-term payable	(61)	(59)
Net cash provided by financing activities	38,556	26,029

Cash flows from investing activities
Proceeds from the sale of short-term investment (note 7)	3,242	-
Purchase of identifiable intangible assets (note 12)	(69)	-
Purchases of property, plant and equipment (note 11)	(736)	(82)
Disposals of property, plant and equipment (note 11)	26	32
Net cash provided by (used in) investing activities	2,463	(50)
Effect of exchange rate changes on cash and cash equivalents	107	(369)
Net change in cash and cash equivalents	14,883	(6,102)
Cash and cash equivalents – Beginning of the year	31,998	38,100
Cash and cash equivalents – End of the year	46,881	31,998

Cash and cash equivalents components (note 6):
Cash	15,112	12,922
Cash equivalents	31,769	19,076
	46,881	31,998

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, reporting entity and basis of preparation

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a late-stage global biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.

The highest development priorities in oncology are the completion of Phase 3 trials with perifosine in colorectal cancer and in multiple myeloma as well as the further advancement of AEZS-108, for which the Company has successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. The Company is currently planning for the initiation of a pivotal program with AEZS-108 in endometrial cancer. AEZS-108 is also in development in other cancer indications, including castration and taxane-resistant prostate cancer, refractory bladder cancer, as well as triple-negative breast cancer.

The Company’s pipeline also encompasses other earlier-stage programs in oncology. AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several targeted potential anti-cancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors AEZS-129, AEZS-131, AEZS-132 and their respective follow-up compounds are currently in preclinical development.

The Company’s lead program in endocrinology, a Phase 3 trial under a Special Protocol Assessment obtained from the FDA with AEZS-130 as an oral diagnostic test for Growth Hormone Deficiency in adults, has been completed with positive results. The Company expects to file a New Drug Application for the registration of AEZS-130 in the United States. Furthermore, AEZS-130 is in development for the treatment of cancer cachexia.

Reporting entity

The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.

The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The address of the Company is 1405, du parc-Technologique Blvd, Québec, Canada, G1P 4P5.

The Company’s common shares are listed on both the Toronto Stock Exchange and the NASDAQ.

Basis of preparation

(a)	Statement of compliance

The accompanying consolidated financial statements represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accompanying consolidated financial statements were also prepared in accordance with IFRS 1, First-time Adoption of International Financial Accounting Standards (“IFRS 1”). The first date at which IFRS was applied was January 1, 2010 (the “Transition Date”).

Prior to January 1, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In these consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP as applicable prior to the adoption of IFRS.

Subject to certain transition exceptions and exemptions, discussed in note 29, the Company has consistently applied the same accounting policies in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 29 discusses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian GAAP.

These consolidated financial statements were approved by the Company’s Board of Directors for issue on March 27, 2012.

The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for held-for-trading financial assets and of the warrant liability derivatives, which are measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 3.

(b)	Principles of consolidation

These consolidated financial statements include all entities in which the Company, directly or indirectly, holds more than 50% of the voting rights or over which it exercises control. Entities are

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

included in the consolidation from the date that control is obtained by the Company, while entities are deconsolidated from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

(c)	Foreign currency

The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company’s presentation currency.

Assets and liabilities of Group entities are translated from euro at the period end rates of exchange, and the results of their operations are translated from euro at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ deficiency.

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the euro (“EUR”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in euro are recognized in the consolidated statement of comprehensive loss.

Foreign exchange gains and losses that relate to cash and cash equivalents, the short-term investment and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

2	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits (including a money market account) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Short-term investment

The Company’s short-term investment represents shares of a publicly held company and is classified as held-for-trading and stated at fair value.

Inventory

Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

selling costs. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.

Restricted cash

Restricted cash is comprised of a bank deposit, related to a long-term operating lease obligation that cannot be used for current purposes.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period

Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense is allocated to the appropriate expense categories to which the underlying items of property, plant and equipment relate, and is recorded under the captions selling, general and administrative expenses, and research and development (“R&D”) on the statement of comprehensive income.

Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist of in-process R&D, acquired in business combinations, patents and trademarks, technology and other. In-process R&D acquired in business combinations are recognised at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense is allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate, and recorded under the captions selling, general and administrative expenses, and R&D on the statement of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

impairment losses. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination.

Impairment of assets

Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate, and recorded under the captions selling, general and administrative expenses, and R&D on the statement of comprehensive income.

Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.

Share purchase warrants

Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.

The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Post-employment benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred—namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at FVTPL”; “Loans and receivables”; “Financial liabilities at FVTPL”; and “Other financial liabilities”.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(a)	Classification

Financial assets at fair value through profit or loss

Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.

Financial assets at FVTPL are comprised exclusively of the Company’s short-term investment.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.

The Company’s loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if expected or potentially required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.

Financial liabilities at FVTPL are currently comprised of the Company’s warrant liability.

Other financial liabilities

Other financial liabilities include trade accounts payable and accrued liabilities, long-term payable and other long-term liabilities.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(b)	Recognition and measurement

Financial assets at fair value through profit or loss

Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Financial assets at FVTPL are derecognized when the rights to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.

Loans and receivables

Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.

Other financial liabilities

Financial instruments classified as “Other financial liabilities” are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.

(c)	Impairment

Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset’s carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset’s original effective interest rate.

Impairment charges of financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts, including lease arrangements, which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

Revenue recognition

Sales of products

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Royalty revenues

The Company has deferred recognition of proceeds received in December 2008 from Cowen Healthcare Royalty Partners L.P. (“Cowen”) relating to the Company’s rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. (“Merck Serono”) in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization. Royalties on Merck Serono’s net sales of Cetrotide®, formerly payable to the Company, are now payable directly to Cowen.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company recognized the proceeds received from Cowen as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement multiplied by the royalty payments due to Cowen for the period.

Licensing revenues and multiple element arrangements

The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is probable. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

Cost of sales

Cost of sales represents the cost of goods sold and represents almost exclusively the amount of inventory recognized as an expense during the year. This amount includes the cost of raw materials, supplies, manufacturing fees as well as write-down of inventories.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company accounts for all forms of employee stock-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.

Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income (loss) or directly in equity (deficit) is also recognized directly in other comprehensive income (loss) or directly in equity (deficit). Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax charge is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the company’s subsidiaries operate and generate taxable income.

Deferred income tax is recognized on temporary differences (other than temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, or temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.

Research and development refundable tax credits and grants

The Company’s German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 50% of eligible base amounts.

Refundable R&D tax credits and grants are accounted for using the cost reduction method. Accordingly, refundable R&D tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the refundable R&D tax credits or grants will be realized.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

3	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

The following discusses the most significant accounting estimates and judgments that the Company has made in the preparation of the consolidated financial statements.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Revenue recognition

Royalty revenues calculated under the “units-of-revenue” method are dependent upon certain assumptions, including expected future third-party net sales of Cetrotide®. Any future changes in the assumptions utilized to determine the amortization of deferred revenues could result in a change in the timing of the Company’s royalty revenue recognition.

Management’s assessments related to the recognition of revenues related to arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, including arrangement-specific cash flow projections (discounted using appropriate interest rates), the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the assumptions or estimates change, future operating results could be affected.

Fair value of the short-term investment, warrant liability and stock options

Determining the fair value of the short-term investment, warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ deficiency. Fair value assumptions used are described in notes 7, 15 and 17.

Identifiable intangible assets and goodwill impairment

The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset useful lives.

Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to recent industry-specific market analyses. Future events, including a significant reduction in the Company’s share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee future benefits

The determination of expense and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

4	Recent accounting pronouncements

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss in case where the fair value option is taken for financial liabilities. Additionally, IFRS 7 Amendment includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new standard may have on the Company’s consolidated financial statements.

5	Development, commercialization and license agreement

On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). Also per the agreement, the Company is entitled to receive up to a total of €44,000,000 (approximately $57,075,000) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. As at December 31, 2011, following the achievement of a milestone, the Company has revenue and trade receivables recorded for an additional amount of €2,000,000 (approximately $2,594,000) in connection with the agreement. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

On November 23, 2011, the Company entered into an agreement with Hikma Pharmaceuticals LLC. (“Hikma”) for the development and commercialization of perifosine in all oncology uses in certain countries in the Middle East and North Africa (“MENA”). Under the terms of this agreement, Hikma made an initial, non-refundable gross upfront payment to the Company of $200,000. Also per the agreement, the Company will be entitled to receive up to a total of $1,800,000 upon achieving certain pre-established milestones, including the occurrence of certain regulatory events in certain countries in the MENA region. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the MENA market.

The Company has substantial continuing involvement in the aforementioned arrangements, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan and MENA region, which will facilitate the ultimate commercialization process within Japan and MENA region. Additionally, the Company will ensure a stable supply of perifosine and related trial products to Yakult and Hikma throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangements. Lastly, per the terms of the aforementioned agreements, the Company has agreed to supply perifosine, on a cost-plus basis, to Yakult and Hikma following regulatory approvals.

The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreements with Yakult and Hikma should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with Yakult and Hikma were entered into.

The Company has deferred the non-refundable license fees and is amortizing the related payments as revenue on a straight-line basis over the duration of the Company’s continuing involvement in the arrangements, which approximate the estimated life cycle of the product that is currently under development and the expected period over which Yakult and Hikma will derive value from the use of, and access to, the underlying licenses.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of the Company’s continuing involvement, as discussed above, the Company considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations or benefits expected to be derived by Yakult and Hikma.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult and Hikma, as per the aforementioned agreement.

The Company was required to remit to the Japanese tax authorities $841,000 of the gross proceeds received from Yakult and will be required to remit €200,000 (approximately $259,000) when the milestone receivable will be paid by Yakult. These amounts, which were (will be) withheld at the source, were recognized as income tax expense in the consolidated statement of comprehensive loss in accordance with the provision of IAS 12, Income Taxes.

6	Cash and cash equivalents

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Cash on hand and balances with banks	15,112	12,922	33,100
Short-term interest-bearing deposits	31,769	19,076	5,000

	46,881	31,998	38,100

7	Short-term investment

The short-term investment consisted of shares of a publicly held company. The underlying shares were sold in July 2011.

The change in the Company’s short-term investment can be summarized as follows:

	Years ended December 31,
	2011	2010
	$	$

Balance at January 1	1,934	-
Addition of short-term investment	-	1,263
Change in fair value of shares	1,278	687
Change in value attributable to foreign exchange rate changes	30	(16)
Sale of short term investment	(3,242)	-

Balance at December 31	-	1,934

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The fair value of the short-term investment as at December 31, 2010 was discounted via the application of the Black-Scholes pricing model with the following inputs and assumptions:

Number of shares	326,956
Market-value price per share	$6.87
Expected dividend yield	0%
Expected volatility	36.2%
Risk-free annual interest rate	0.3%
Expected life (years)	0.34
Discount per share	$0.98

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 24.

8	Trade and other receivables

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Trade accounts receivable	7,716	4,555	2,444
Value added tax	439	595	729
Other	170	271	376

	8,325	5,421	3,549

9	Inventory

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Raw materials	1,608	1,899	2,998
Work in progress	1,848	1,412	1,417

	3,456	3,311	4,415

10	Restricted cash

In support of the Company’s long-term operating lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $806,000 to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at December 31, 2011.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11	Property, plant and equipment

Components of the Company’s property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2010	9,941	1,653	1,851	1,232	14,677
Additions	76	-	6	-	82
Disposals	(455)	-	(5)	-	(460)
Impact of foreign exchange rate changes	(623)	(102)	(114)	(76)	(915)
At December 31, 2010	8,939	1,551	1,738	1,156	13,384
Additions	684	-	46	6	736
Disposals	(96)	-	(2)	-	(98)
Impact of foreign exchange rate changes	(330)	(49)	(58)	(37)	(474)
At December 31, 2011	9,197	1,502	1,724	1,125	13,548

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2010	6,831	1,382	1,678	428	10,319
Disposals	(395)	-	(5)	-	(400)
Impairment loss	-	-	-	-	-
Recurring depreciation expense	736	54	102	113	1,005
Impact of foreign exchange rate changes	(423)	(84)	(103)	(26)	(636)
At December 31, 2010	6,749	1,352	1,672	515	10,288
Disposals	(96)	-	(2)	-	(98)
Impairment loss	-	134	-	178	312
Recurring depreciation expense	728	39	50	101	918
Impact of foreign exchange rate changes	(255)	(47)	(56)	(26)	(384)
At December 31, 2011	7,126	1,478	1,664	768	11,036

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2010	3,110	271	173	804	4,358
At December 31, 2010	2,190	199	66	641	3,096
At December 31, 2011	2,071	24	60	357	2,512

Depreciation of $918,000 ($1,005,000 in 2010) is included in the statement of comprehensive loss: $824,000 ($902,000 in 2010) in R&D and $94,000 ($103,000 in 2010) in selling, general and administrative expenses.

(28)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company’s Leasehold improvements and Furniture and fixtures assets. The impairment loss was recognized predominantly to take into account the relocation of one of the Company’s offices.

Following management’s analyses, which demonstrated that the remaining carrying value of these assets was no longer recoverable, an impairment charge of approximately $312,000, was recorded as additional depreciation expense, which in turn is included within general and administrative expenses in the accompanying consolidated statement of comprehensive loss.

12	Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. The changes in the carrying value of the Company’s identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2011			Year ended December 31, 2010
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – At January 1	39,141	(35,842)	3,299	41,715	(37,588)	4,127
Additions	69	-	69	-	-	-
Impairment loss	-	(1,093)	(1,093)	-	-	-
Recurring amortization expense	-	(553)	(553)	-	(568)	(568)
Impact of foreign exchange rate changes	(1,228)	1,275	47	(2,574)	2,314	(260)

Balances – At December 31	37,982	(36,213)	1,769	39,141	(35,842)	3,299

Amortization of $553,000 ($568,000 in 2010) is included in the statement of comprehensive loss: $507,000 ($481,000 in 2010) in R&D and $46,000 ($87,000 in 2010) in selling expenses.

During the year ended December 31, 2011, an impairment loss was recognized based on the results of impairment testing of the Company’s Cetrotide® asset. The impairment loss was recognized predominantly to take into account management’s lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market.

Management determined that the recoverable amount of Cetrotide®, as at September 30, 2011, was equivalent to the asset’s value in use, as defined by IAS 36, Impairment of Assets. Value in use was determined by applying a discount rate of 20%—a pre-tax rate that reflects both current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted—to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. Management has projected cash flows over a period of 11 years, which is until the end of the expected life of Cetrotide® and has used an average growth rate of 1.7 % for the years 1 to 6 and an average growth rate of -9.7% for the years 7 to 11 to extrapolate cash flow projections. More

(29)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

specifically, the discount rate represents an estimate of a reasonable return that would be expected by an investor in an arm’s length monetization transaction in respect of future Cetrotide®-derived cash flows.

Following management’s analyses, which demonstrated that the remaining carrying value of Cetrotide® was no longer recoverable, an impairment charge of approximately $1,093,000, was recorded during the year ended December 31, 2011 as additional amortization expense, which in turn is included within selling expenses in the accompanying consolidated statement of comprehensive loss.

13	Goodwill

Goodwill has been allocated to the only CGU of the Group.

The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
Balance as at January 1, 2010	10,246	-	10,246
Impact of foreign exchange rate changes	(632)	-	(632)

Balance as at December 31, 2010	9,614	-	9,614
Impact of foreign exchange rate changes	(301)	-	(301)

Balance as at December 31, 2011	9,313	-	9,313

14	Payables and accrued liabilities

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Trade accounts payable	8,062	6,388	8,152
Salaries, employment taxes and benefits	1,958	1,427	587
Current portion of warrant liability	42	955	-
Accrued R&D costs	1,056	615	1,883
Accrued Cetrotide® services and deliveries	160	221	65
Other	979	654	1,158

	12,257	10,260	11,845

(30)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

	Years ended December 31,
	2011	2010
	$	$

Balance – Beginning of the year	14,367	1,664 *
Share purchase warrants granted during the year (note 17)	-	7,341
Share purchase warrants exercised during the year	(2,638)	(429)
Change in fair value of share purchase warrants	(2,533)	5,437
Change in value attributable to foreign exchange rate changes	8	354
	9,204	14,367
Less: current portion	(42)	(955)

Balance – End of the year	9,162	13,412

*	Includes current portion of $0 and non-current portion of $1,664.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Years ended December 31,
	2011		2010
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of the year	12,923,390	1.53	4,110,603	1.70

Granted	-	-	9,111,604	1.44
Exercised	(1,707,286)	1.30	(298,817)	1.32
Expired	(2,148,936)	2.10	-	-

Balance - End of the year	9,067,168	1.44	12,923,390	1.53

(31)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2011:

	Warrants outstanding and currently exercisable
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Total intrinsic value

1.25	733,334	2.81	213
1.37	3,496,879	3.47	586
1.50	4,572,777	3.72	183
1.72	264,178	3.46	-

	9,067,168	3.54	982

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at December 31, 2011.

		October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares		733,334	128,333	4,444,444	3,496,879	264,178
Market-value per share price		1.54	1.54	1.54	1.54	1.54
Exercise price		1.25	1.50	1.50	1.37	1.72
Risk-free annual interest rate	(a)	0.34%	0.12%	0.55%	0.47%	0.47%
Expected volatility	(b)	95.18%	56.85%	99.25%	98.95%	99.13%
Expected life (years)	(c)	2.81	0.81	3.80	3.47	3.46
Expected dividend yield	(d)	0.0%	0.0%	0.0%	0.0%	0.0%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 24.

(32)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Provision and other non-current liabilities

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Onerous lease provision (see below)	619	441	491
Other	187	183	66
	806	624	557

Current	89	53	50
Non-current	717	571	507
	806	624	557

Onerous lease provision*

Year ended December 31, 2011
$
Balance at January 1, 2011	441
Additional provision recognised	189
Utilization of provision	(62)
Effect of change in the discount rate	43
Unwinding of discount	8
Balance at December 31, 2011	619
Current portion	(89)
Non-current portion at December 31, 2011	530

*

The provision for onerous lease contract represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contract, less revenue expected to be earned on the lease, including estimated future sub-lease revenue. The estimate may vary as a result of changes in the utilisation of the leased premises and sub-lease arrangement. The unexpired term of the lease is six years. On December 1st 2011, following the relocation of one of the Company’s offices, the lease arrangement became fully onerous. As such, an additional provision was recognised.

17	Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

(33)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

February ATM Sales Agreement

On February 22, 2011, the Company entered into an ATM sales agreement (the “February ATM Sales Agreement”), under which the Company was able, at its discretion and from time to time during the 24-month term of the agreement, to sell up to 12,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $19,750,831. The February ATM Sales Agreement provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied.

The Company issued a total of 9,964,548 common shares under the February ATM Sales Agreement for aggregate gross proceeds of $19,749,945, less cash transaction costs of $592,498 and previously deferred transaction costs of $207,000.

June ATM Sales Agreement

On June 29, 2011, the Company entered into an additional ATM sales agreement (the “June ATM Sales Agreement”), under which the Company was able, at its discretion, from time to time during the 24-month term of the agreement, sell up to 9,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $24,000,000. The June ATM Sales Agreement provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied.

The Company issued a total of 9,500,000 common shares under the June ATM Sales Agreement for aggregate gross proceeds of $17,705,416, less cash transaction costs of $612,357 and previously deferred transaction costs of $162,407.

Common shares issued in connection with registered direct offerings

April 20, 2010 registered direct offering

On April 20, 2010, the Company completed a registered direct offering of 11,111,111 units, with each unit consisting of one common share and a warrant to purchase 0.40 of a common share, at a price of $1.35 per unit (the “April 2010 Offering”). Total proceeds raised upon completion of the April 2010 Offering amounted to $15,000,000, less cash transaction costs of approximately $1,315,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated April 15, 2010.

The Company granted warrants (the “April 2010 Investor Warrants”) to the investors who participated in the April 2010 Offering. Each April 2010 Investor Warrant entitles the holder to purchase 0.40 of a common share at an exercise price of $1.50 per share. The April 2010 Investor Warrants are exercisable between October 20, 2010 and October 20, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,444,444 common shares.

(34)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company estimated the fair value attributable to the April 2010 Investor Warrants of $3,639,815 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.56%, expected volatility of 87.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.24.

June 21, 2010 registered direct offering

On June 21, 2010, the Company completed a registered direct offering of 8,805,964 units, with each unit consisting of one common share and a warrant to purchase 0.50 of a common share, at a price of $1.3725 per unit (the “June 2010 Offering”). Total proceeds raised upon completion of the June 2010 Offering amounted to $12,086,186, less cash transaction costs of approximately $783,000. The securities described above were offered by the Company pursuant to a shelf prospectus dated March 12, 2010 and a prospectus supplement dated June 15, 2010.

The Company granted warrants (the “June 2010 Investor Warrants”) to the investors who participated in the June 2010 Offering. Each June 2010 Investor Warrant entitles the holder to purchase a common share at an exercise price of $1.3725 per share. The June 2010 Investor Warrants are exercisable between June 21, 2010 and June 21, 2015, and, upon complete exercise, would result in the issuance of an aggregate of 4,402,982 common shares.

The Company estimated the fair value attributable to the June 2010 Investor Warrants of $3,502,572 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.05%, expected volatility of 89.3%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18.

The Company also granted warrants (the “June 2010 Compensation Warrants”) to the sole placement agent (and to certain of its designated representatives) engaged in connection with the June 2010 Offering. Each June 2010 Compensation Warrant entitles the holder to purchase a common share at an exercise price of $1.7156 per share. The June 2010 Compensation Warrants are exercisable between June 15, 2010 and June 15, 2015, and, upon complete exercise, would result in the issuance of 264,178 common shares.

The Company estimated the fair value attributable to the June 2010 Compensation Warrants of $198,609 as of the date of grant by applying the Black-Scholes pricing model, to which the following additional assumptions were applied: a risk-free annual interest rate of 2.04%, expected volatility of 89.4%, an expected term of 5 years, a dividend yield of 0.0% and an issue-date market share price of $1.18. The initial fair value of the June 2010 Compensation Warrants has been accounted for as additional transaction costs, since the instruments were granted to the sole placement agent as part of the terms of the underlying engagement and in recognition of the efforts made in connection with the June 2010 Offering.

Shareholder rights plan

Effective March 29, 2010, the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the Board of Directors on March 22, 2010 and ratified on May 13, 2010

(35)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

by the Company’s shareholders. The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including related parties, acquires or announces his/her or its intention to acquire more than twenty (20) percent of the outstanding common shares of the Company (as such shares may be redesignated or reclassified) without complying with the “permitted bid” provisions of the Rights Plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with any related parties, to purchase common shares of the Company at a fifty (50) percent discount to the market price of the Company’s shares at that time.

Stock options

In December 1995, the Company’s Board of Directors adopted a stock option plan (the “Stock Option Plan”) for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time.

Options granted under the Stock Option Plan expire after a maximum period of ten years following the date of grant. Options granted under the Stock Option Plan generally vest over a three-year period. However, 524,468 of the options granted in 2011 and 883,525 of the options granted in 2010 vest over a period of 18 months.

The following table summarizes the activity under the Company’s stock option plan.

	Years ended December 31,
	2011				2010
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance - Beginning of the year	6,558,679	2.55	293,334	2.83	5,920,588	2.72	293,334	2.83
Granted	15,000	1.93	1,434,468	1.75	1,088,525	1.51	-	-
Exercised	(160,348)	0.89	-	-	(124,068)	0.90	-	-
Forfeited	(46,666)	1.54	-	-	(74,699)	0.95	-	-
Expired	(178,333)	6.18	-	-	(251,667)	3.22	-	-

Balance - End of the year	6,188,332	2.50	1,727,802	1.93	6,558,679	2.55	293,334	2.83

(36)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	CAN$ options outstanding as at December 31, 2011
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Total intrinsic value (CAN$)

0.55 to 0.95	1,776,974	7.55	0.82	1,319
0.96 to 1.56	1,048,525	8.14	1.50	63
1.57 to 1.82	944,500	3.05	1.77	-
1.83 to 3.54	797,500	2.34	3.21	-
3.55 to 4.92	775,333	1.98	4.08	-
4.93 to 8.88	845,500	2.07	5.96	-

	6,188,332	4.85	2.50	1,382

	CAN$ options exercisable as at December 31, 2011
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)	Total intrinsic value (CAN$)

0.55 to 0.95	1,723,646	7.54	0.81	1,287
0.96 to 1.56	692,353	7.73	1.49	48
1.57 to 1.82	944,500	3.05	1.77	-
1.83 to 3.54	782,500	2.20	3.23	-
3.55 to 4.92	775,333	1.98	4.08	-
4.93 to 8.88	845,500	2.07	5.96	-

	5,763,832	4.55	2.57	1,335

	US$ options outstanding as at December 31, 2011
Exercise price (US$)	Number	Weighted average remaining contractual life(years)	Weighted average exercise price (US$)	Total intrinsic value (US$)

1.74 to 1.78	1,414,468	9.93	1.74	-
1.79 to 1.87	115,000	5.94	1.82	-
1.88 to 3.96	198,334	5.74	3.37	-

	1,727,802	9.19	1.93	-

	US$ options exercisable as at December 31, 2011
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Total intrinsic value (US$)

1.79 to 1.87	115,000	5.94	1.82	-
1.88 to 3.96	178,334	5.33	3.48	-

	293,334	5.57	2.83	-

(37)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2011, the total compensation cost related to unvested Canadian Dollar stock options not yet recognized amounted to $146,641 ($1,014,958 in 2010). This amount is expected to be recognized over a weighted average period of 0.98 year (1.02 years in 2010).

As at December 31, 2011, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $1,322,752 ($0 in 2010). This amount is expected to be recognized over a weighted average period of 1.48 years.

The Company settles stock options exercised through the issuance of common shares from treasury.

Fair value input assumptions for Canadian Dollar Options granted

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine stock-based compensation costs over the life of the awards.

		Years ended December 31,
		2011	2010

Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	81.0%	84.5%
Risk-free annual interest rate	(c)	1.8%	2.6%
Expected life (years)	(d)	6.82	6.07

Weighted average grant date fair value		CAN$1.40	CAN$1.09

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.
(c)	Based on Canadian Government Bond interest rates with a term that is consistent with the expected life of the stock options.
(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

Fair value input assumptions for US Dollar Options granted

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine stock-based compensation costs over the life of the awards.

		Year ended December 31, 2011

Expected dividend yield	(a)	0.0%
Expected volatility	(b)	81.6%
Risk-free annual interest rate	(c)	1.4%
Expected life (years)	(d)	6.82

Weighted average grant date fair value		US$1.27

(a)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(38)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.
(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behaviour.

The Black-Scholes pricing models referred above use “Level 2” inputs in calculating fair value, as defined by IFRS 7, and as discussed in note 24.

18	Operating expenses

Components of the Company’s operating expenses include the following:

	Years ended December 31,
	2011	2010
	$	$
Subcontractor fees	25,667	15,907
Raw material purchases	2,154	1,897
Change in inventory	(261)	896
Cost of sales	27,560	18,700

Salaries, employment taxes and short-term benefits	13,029	11,885
Post-employment benefits	864	665
Termination benefits	182	45
Share-based compensation costs	1,333	1,192
Total employee benefits expenses	15,408	13,787

Goods and services(1)	20,334	17,316
Lease payments(2), net of sublease payments of $179,000	2,153	1,825
Refundable tax credits and grants	(383)	(687)
Depreciation and amortization	1,471	1,573
Impairment losses	1,405	-
Operating foreign exchange (gains) loss	299	(5)

Total operating expenses	68,247	52,509

(1)	Goods and services include third-party R&D costs, laboratory supplies, royalty expenses, professional fees, marketing services, insurance as well as travel expenses.
(2)	Lease expense also includes changes in the onerous lease provision (note 16), except for the unwinding of discount.

19	Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for some groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.

(39)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table provides a reconciliation of the changes in the aforementioned plans’ accrued benefit obligations:

	Pension benefit plans		Other benefit plans
	2011 $	2010 $	2011 $	2010 $

Obligation – Beginning of year	10,492	10,767	1,041	1,254

Current service cost	185	217	206	254
Interest cost	555	546	54	63
Actuarial (gain) loss	1,335	(191)	46	(370)
Benefits paid	(354)	(173)	(196)	(86)
Effect of foreign currency exchange rate changes	(444)	(674)	(40)	(74)

Obligation – End of year	11,769	10,492	1,111	1,041

Amount recognized
In comprehensive loss	(740)	(763)	(306)	53
In other comprehensive (loss) income	(1,335)	191	-	-

The cumulative amount of actuarial losses recognized in other comprehensive (loss) income as at December 31, 2011 is approximately $1,144,000 (cumulative actuarial gain of approximately $191,000 as at December 31, 2010).

The significant actuarial assumptions adopted to determine the Company’s accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2011	2010	2011	2010
Actuarial assumptions	%	%	%	%

Discount rate	4.20	5.10	4.20	5.10
Pension benefits increase	2.00	2.00	2.00	2.00
Rate of compensation increase	2.75 to 3.75	2.75 to 3.75	2.75	2.75

The last actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2011. The next actuarial reports are planned for December 31, 2012.

In accordance with the assumptions used as at December 31, 2011, the future benefits expected to be paid can be presented as follows:

$

2012	680
2013	745
2014	702
2015	692
2016	644
2017 through 2020	3,148
6,611

(40)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Cash required in the next year to fund the plans will approximate the amount of expected benefits.

Total expenses for the Company’s defined contribution plan in its German subsidiary amounted to approximately $312,984 for the year ended December 31, 2011 ($257,260 for 2010).

20	Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Years ended December 31,
	2011	2010
	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	2,197	932
Net change in fair value of warrant liability	2,533	-
Interest income	231	181
Gain on held-for-trading financial instrument	1,278	687
	6,239	1,800
Finance costs
Net change in fair value of warrant liability	-	(5,437)
Unwinding of discount	(8)	(8)
	(8)	(5,445)
	6,231	(3,645)

21	Supplemental disclosure of cash flow information

	Years ended December 31,
	2011	2010
	$	$
Changes in operating assets and liabilities
Trade and other receivables	(3,332)	(2,029)
Inventory	(261)	896
Prepaid expenses and other current assets	(4,068)	(3,344)
Other non-current assets	(456)	(315)
Payables and accrued liabilities	2,970	(1,956)
Provision and other non-current liabilities	(24)	109
Deferred revenues	8,614	-
Income taxes	105	(900)
	3,548	(7,539)

During the year ended December 31, 2011, the Company paid approximately $841,000 in income taxes, as discussed in note 5.

(41)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

22	Income taxes

	Years ended December 31,
	2011 $	2010 $

Current:	(1,104)	-
Deferred:
Origination and reversal of temporary differences	9,017	7,632
Change in enacted tax rates	(104)	(272)
Adjustments in respect of prior years	3,428	(176)
Change in unrecognized tax assets	(12,341)	(7,184)
	-	-
Income tax expense	(1,104)	-

The reconciliation of the combined Canadian federal and Quebec provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2011	2010

Combined Canadian federal and provincial statutory income tax rate	28.4%	29.9%

	Years ended December 31,
	2011 $	2010 $

Income tax recovery based on statutory income tax rate	7,290	8,500
Change in unrecognized tax assets	(12,341)	(7,184)
Permanent difference attributable to the use of local currency for tax reporting	378	1,232
Permanent difference attributable to net change in fair value of warrant liability	661	(1,761)
Stock-based compensation costs	(441)	(357)
Difference in statutory income tax rate of foreign subsidiaries	893	391
Permanent difference attributable to unrealized foreign exchange gain/loss	(32)	(159)
Change in enacted rates used	(104)	(272)
Expiry of loss carryforwards	-	(164)
Foreign witholding tax	(1,104)	-
Adjustments in respect of prior years	3,428	(176)
Other	268	(50)
	(1,104)	-

(42)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The decrease in the applicable tax rates is mainly due to the reduction of the federal income tax rate in 2011 from 18% to 16.5%.

Income tax expense of $1,104,000 for the year ended December 31, 2011 represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to a licensing agreement (note 5).

Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable. If income tax assets had been booked in 2011, an amount of $12,341,000 would have been credited to the income statement, $425,000 to other comprehensive income and $334,000 to equity. The remaining variation in unrecognized tax assets of $2,610,000 is due to exchange rate differences.

Loss before income taxes

Loss before income taxes is attributable to the Company’s tax jurisdictions as follows:

	Years ended December 31,
	2011 $	2010 $

Germany	(25,246)	(19,763)
Canada	(290)	(8,664)
United States	(427)	(24)

	(25,963)	(28,451)

Significant components of deferred tax assets and liabilities:

	As at December 31,	As at December 31,	As at January 1,
	2011 $	2010 $	2010 $
Deferred tax assets
Long-term:
Operating losses carried forward	224	1,531	1,383
Research and development costs	-	169	226
	224	1,700	1,609
Deferred tax liabilities
Deferred revenues	-	1,083	1,089
Property, plant and equipment	197	243	262
Warrant liability	-	169	188
Other	27	205	70
	224	1,700	1,609

Deferred tax assets (liabilities), net	-	-	-

(43)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of unrecognized deferred tax assets are as follows:

	As at December 31,	As at December 31,	As at January 1,
	2011 $	2010 $	2010 $
Deferred tax assets
Inventory	740	352	262
Deferred revenues	507	65	713
Other	-	9	108
	1,247	426	1,083

Long term:
Operating losses carried forward	38,665	33,745	26,078
Intangible assets	13,170	14,394	16,448
Research and development costs	12,310	10,934	10,257
Unused tax credits	10,667	7,158	6,738
Employee future benefits	1,534	1,233	1,136
Property, plant and equipment	1,301	1,237	702
Share issue expenses	813	715	374
Deferred revenues	589	-	-
Onerous lease provision	186	151	174
Other	139	138	1

	79,374	69,705	61,908

Unrecognized deferred tax assets	80,621	70,131	62,991

As at December 31, 2011, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follow:

	Canada
	Federal $	Provincial $

2015	4,719	-
2028	10,962	10,079
2029	6,520	6,496
2030	5,586	5,666
2031	2,606	2,606
	30,393	24,747

(44)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company has estimated non-refundable research and development tax credits of approximately $10,667,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2030. Furthermore, the Company has unrecognized tax assets in respect of operating losses in Germany and in the United States. The losses amount to $106,521,789 in Germany, for which there is no expiry date and to $791,333 in the United States, which expire as follows:

United States
$

2027	17
2028	596
2029	178

791

The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities.

Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issue expenses which are amortizable over 5 years.

23	Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.

The Company’s priority is to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, the Company has raised additional capital via registered direct offerings and drawdowns related to the Company’s ATM sales agreement, as discussed in notes 17 and 30.

At December 31, 2011, cash and cash equivalents amounted to US$46,881,000. The Company believes that its cash position will be sufficient to finance its operations and capital needs for at least, but not limited to the next twelve months.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(45)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24	Financial instruments and financial risk management

Financial assets (liabilities) as at December 31, 2011, December 31, 2010 and January 1, 2010 are presented below.

December 31, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$

Cash and cash equivalents	46,881	-	-	46,881
Trade and other receivables (note 8)	8,325	-	-	8,325
Restricted cash (note 10)	806	-	-	806
Payables and accrued liabilities (note 14)	-	-	(12,126)	(12,126)
Long-term payable*	-	-	(88)	(88)
Warrant liability (note 15)*	-	(9,204)	-	(9,204)
Other non-current liabilities (note 16)	-	-	(187)	(187)

	56,012	(9,204)	(12,401)	34,407

*Includes current and non-current portions.

December 31, 2010	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	-	31,998	-	-	31,998
Short-term investment (note 7)	1,934	-	-	-	1,934
Trade and other receivables (note 8)	-	5,421	-	-	5,421
Restricted cash (note 10)	-	827	-	-	827
Payables and accrued liabilities (note 14)	-	-	-	(9,305)	(9,305)
Long-term payable*	-	-	-	(150)	(150)
Warrant liability (note 15)*	-	-	(14,367)	-	(14,367)

Other non-current liabilities (note 16)	-	-	-	(183)	(183)

	1,934	38,246	(14,367)	(9,638)	16,175

*Includes current and non-current portions.

(46)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

January 1, 2010	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$

Cash and cash equivalents	38,100	-	-	38,100
Trade and other receivables (note 8)	3,549	-	-	3,549
Restricted cash (note 10)	878	-	-	878
Payables and accrued liabilities (note 14)	-	-	(11,845)	(11,845)
Long-term payable*	-	-	(200)	(200)
Warrant liability (note 15)	-	(1,664)	-	(1,664)
Other non-current liabilities (note 16)	-	-	(66)	(66)

	42,527	(1,664)	(12,111)	28,752

*Includes current and non-current portions.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables, provisions, accrued liabilities, long-term payable and other long-term liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(47)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to cash and cash equivalents (note 6), to trade and other receivables (note 8) and to restricted cash (note 10). The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have a minimum rating of “A3”.

As at December 31, 2011, trade accounts receivable for an amount of approximately $7,415,000 were with Company 1 and Company 3 (note 28).

As at December 31, 2011, no trade accounts receivable were past due or impaired.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company perform ongoing credit reviews of all its customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 23), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share

(48)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

price, which on the Nasdaq market, has ranged from $1.43 to $2.58 during the year ended December 31, 2011. Assuming the following variations of the market price of the Company’s common shares over a 12-month period:

•	Market price variations of -10% and +10%

If these variations were to occur, the impact on the Company’s net loss for warrant liability held at December 31, 2011 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$

Warrant liability*	9,204	1,155	(1,174)
Total impact on net loss – decrease/(increase)		1,155	(1,174)

* Includes current and non-current portions.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a year-end rate of EUR1 = US$1.2972.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at December 31, 2011 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$

Cash and cash equivalents	33,669	1,683	(1,683)
Warrant liability*	9,204	(460)	460
Total impact on net loss – decrease/(increase)		1,223	(1,223)

*Includes current and non-current portions.

25	Commitments, contingencies and guarantee

The Company is committed to various operating leases for its premises plus service and manufacturing contracts.

(49)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at December 31, 2011 are as follows:

	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,690	(226)	609
1 – 3 years	3,128	(451)	793
4 – 5 years	2,172	(451)	496
More than 5 years	373	(244)	-
Total	7,363	(1,372)	1,898

The Company has a leasing arrangement in Germany under which it rents laboratory, storage and office space. The original term of the lease, ten years (or March 2016), is automatically renewable for two further five-year periods if not terminated otherwise by the Company within 12 months prior to original expiry. Under the terms of the arrangement, the minimum lease payment may be increased or lowered proportionally to the fluctuation in consumer price index for Germany if that change is more than 5% on an accumulated basis. The terms of the lease arrangement for the ten years following automatic renewal are the same as per the original agreement.

In October 2007, the Company entered into a $100,000 letter of credit agreement in favour of its landlord in the United States with respect to the Company’s long-term lease obligation. In August 2009 and November 2011, the amount of the letter of credit was reduced to $75,000 and $50,000, respectively, as per the original landlord-tenant agreement, and is payable to the landlord in the event that the Company fails to perform any of its obligations under the related lease agreement.

Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

December 31, 2011
$
Less than 1 year	10,760
1 – 3 years	3,855
4 – 5 years	-
More than 5 years	-
Total	14,615

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations, employee-related and other matters. No

(50)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

contingent liabilities have been accrued as at December 31, 2011 or 2010, nor are there any known disputes pending against the Company that could significantly impact the Company’s consolidated financial statements.

26	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2011	2010
	$	$
Net loss	(27,067)	(28,451)
Basic weighted average number of shares outstanding	94,507,988	75,659,410
Dilutive effect of stock options	1,143,749	326,478
Dilutive effect of share purchase warrants	1,697,418	-

Diluted weighted average number of shares outstanding	97,349,155	75,985,888
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	3,681,864	4,999,656
Warrants (number of equivalent shares)	-	12,923,390

For the years ended December 31, 2011 and 2010, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns and registered direct offerings, which resulted in the issuance of a total of 19,464,548 and 19,917,075 common shares (see note 17) during the years ended December 31, 2011 and 2010, respectively. See also note 30.

(51)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

27	Compensation of key management

Compensation awarded to key management* included:

	2011	2010
	$	$
Salaries and short-term employee benefits	2,886	2,524
Post-employment benefits	684	114
Termination benefits	-	-
Share-based compensation cost	936	554

	4,506	3,192

* Key management includes the Company’s directors and members of the Executive Committee.

28	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

Geographical information

The Company is domiciled in Canada and derives all its revenues from its operating subsidiaries domiciled in Germany.

Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2011	2010
	$	$

United States	5,492	9,902
Switzerland	24,977	15,907
Japan	5,472	1,684
Other	112	210

	36,053	27,703

Revenues have been allocated to geographic regions based on the country of residence of the Company’s external customers or partners.

(52)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Non-current assets* by geographical area are detailed as follows:

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$

Germany	13,557	15,579	18,109
United States	-	381	551
Canada	36	49	71

	13,593	16,009	18,731

* Non-current assets exclude financial instruments and other non-current assets.

Companies information about major customers representing 10% or more of the Company’s revenues in any of the last two years are as follows:

	Years ended December 31,
	2011	2010
	$	$

Company 1	24,977	15,907
Company 2	4,556	7,990
Company 3	3,657	-

29	Transition to IFRS

The accompanying consolidated financial statements were prepared as described in note 1 and reflect the relevant provisions of IFRS 1. IFRS 1 is based on the principle that the adoption of IFRS should be applied retrospectively. Retrospective application necessitates that comparative financial information be provided, and, as a result, the first date at which the Company has applied IFRS was January 1, 2010. However, IFRS 1 offers certain optional exemptions and mandatory exceptions to the retrospective application of IFRS to first-time preparers of IFRS financial statements. Those exemptions and exceptions, which are relevant to the Company, are discussed in turn below.

Optional IFRS exemptions

Business combinations

IFRS 1 allows first-time preparers to elect not to restate any business combinations that have occurred prior to the Transition Date in accordance with IFRS 3, Business Combinations (as revised in 2008) (“IFRS 3”). Retrospective application would require that all business combinations that occurred prior to an entity’s date of transition to IFRS be restated, and any goodwill arising on such business combinations would be adjusted from its carrying value as determined under Canadian GAAP.

The Company has elected to apply this exemption and has not restated any prior business combinations. Consequently, IFRS 3 is applicable only to business combinations occurring after the Transition Date.

(53)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

There have been no business combinations since the Transition Date, and, as a result, the Company will apply the provisions of IFRS 3 to future transactions, if any.

Currency translation differences

Full retrospective application of IFRS would require an entity to determine the cumulative foreign currency translation differences, as per the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date that a subsidiary or an equity-method investee was acquired. IFRS 1 permits a first-time adopter to reset any cumulative translation differences that existed at the date of transition to IFRS to zero. The Company has elected to reset its cumulative translation adjustment balance to zero on January 1, 2010, with a corresponding adjustment to the Company’s Transition Date deficit.

Mandatory IFRS exception

Accounting estimates

IFRS 1 requires that estimates under IFRS at the date of transition should be consistent with estimates made for the same date under previous GAAP, after applying any adjustments to reflect differences in accounting policies, unless there is objective evidence that those estimates were made in error. As such, a first-time adopter cannot use hindsight in order to create or revise any accounting estimates. Estimates previously made by the Company under Canadian GAAP have not been revised, except where necessary to reflect any differences in accounting policies.

Reconciliation of Canadian GAAP to IFRS

IFRS 1 requires a first-time adopter of IFRS to reconcile shareholders’ equity (deficiency), comprehensive income (loss) and cash flows for prior periods beginning on the date of transition to IFRS. The Company’s first-time adoption of IFRS did not have any impact on previously reported cash flows from operating activities, financing activities or investing activities. Reconciliations of shareholders’ equity (deficiency) as at January 1, 2010 and December 31, 2010 and comprehensive loss for the year December 31, 2010 are provided below.

Reconciliation of shareholders’ equity (deficiency)		As at December 31, 2010	As at January 1, 2010
		$	$
Shareholders’ equity under Canadian GAAP		12,439	9,226
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	(11,179)	(12,907)
Derecognition of deferred transaction costs	(b)	(3,947)	(4,747)
Liability accounting for share purchase warrants	(c)	(14,367)	(1,664)
Onerous lease provision	(d)	(312)	(367)
Termination benefit adjustment	(e)	(209)	(381)

Shareholders’ deficiency under IFRS		(17,575)	(10,840)

(54)

Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of comprehensive loss		Year ended December 31, 2010
		$
Comprehensive loss under Canadian GAAP		(23,169)
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	924
Derecognition of deferred transaction costs	(b)	504
Liability accounting for share purchase warrants	(c)	(6,368)
Onerous lease provision	(d)	52
Termination benefit adjustment	(e)	152
Share-based compensation	(f)	(306)
Foreign currency translation adjustments to shareholders’ deficiency		952

Comprehensive loss under IFRS		(27,259)

Explanatory notes

In addition to the IFRS 1 exemptions discussed above, the following section discusses the changes in accounting policies that resulted in the adjustments shown in the preceding reconciliations.

(a)	Impairment of assets

Under Canadian GAAP, property, plant and equipment and intangible assets with finite lives were reviewed for impairment whenever events or circumstances indicated that the carrying values of those assets may not be recoverable. Impairments were deemed to exist when the carrying value of the asset or asset group was greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, was equivalent to the excess of the asset’s or asset group’s carrying value over fair value, which in turn was determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Under IFRS, once an indication of impairment is identified, similar to Canadian GAAP, an entity is required to make a formal estimate of recoverable amount. However, unlike Canadian GAAP, the carrying amount of an asset that is subject to impairment testing under IFRS is compared to the higher of fair value less costs to sell or value in use. Where the recoverable amount of an asset subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the asset are discounted, unlike Canadian GAAP.

As a result of the change in measurement methodology, the Company recognized an additional impairment charge, amounting to $12,907,000 as of the Transition Date related to the intangible asset, Cetrotide®, since the carrying amount of that asset exceeded its recoverable amount. The Company has adjusted related amortization charges in the Company’s comparative consolidated statement of comprehensive loss for the year ended December 31, 2010.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(b)	Deferred transaction costs

Under Canadian GAAP, transaction costs incurred in connection with the Company’s December 2008 sale to Cowen of the Company’s rights to royalties on future sales of Cetrotide® were capitalized as deferred charges and were being amortized based on the “units-of-revenue” method and over the same period in which the related deferred revenues were recognized as royalty revenues.

Under IFRS, the related transaction costs have been charged to expense as incurred.

As a result, the Company has derecognized the remaining unamortized portion of the deferred transaction costs, amounting to $4,747,000, as of the Transition Date and has reversed any related amortization expense in the Company’s comparative consolidated statements of comprehensive loss for the year ended December 31, 2010.

(c)	Accounting for share purchase warrants

Under Canadian GAAP, the Company had classified and was accounting for all of its outstanding common share purchase warrants as equity, on the basis that the warrants did not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of those warrants. All share purchase warrants issued in connection with the Company’s registered direct offerings contain a written put option, arising upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control. The exercise of the put options was not considered to be probable at any reporting date under Canadian GAAP.

Under IFRS, financial instruments that have terms whereby the issuer of the instrument does or could in the future not have the unconditional right to avoid delivering cash must be classified as a liability and measured at FVTPL. Additionally, IFRS requires that any transaction costs on financial instruments carried at FVTPL be expensed immediately, and not included in the initial measurement of the instrument.

As a result of the presence of the aforementioned put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a liability under IFRS, since such a contingency ultimately could result in the transfer of assets by the Company. As a result, all share purchase warrants are classified as a liability and are measured at fair value, or $1,664,000 as of the Transition Date, and any periodic changes in fair value are recognized as gains or losses through profit or loss. Transaction costs related to the FVTPL instruments were expensed under IFRS.

(d)	Onerous lease provision

Under Canadian GAAP, there is no single standard that provides guidance related to the identification or accounting for provisions, nor are provisions specifically defined. Additionally, onerous contracts are not specifically referred to under Canadian GAAP. Implicit references to

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

onerous arrangements are derived from broader principles underlying the definition of a contingency or liability and are oftentimes limited in practice to an entity’s exit or restructuring activities.

Under IFRS, accounting for onerous contracts, defined as contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, is explicitly prescribed. Furthermore, the Company is required to determine, at each reporting date, whether any onerous contracts exist, and, if the Company has a contract that is deemed to be onerous, the present obligation under that contract must be recognized and measured as a provision.

The Company determined that it had a lease arrangement that was partially onerous as of the Transition Date, and as a result, a provision of $367,000 was recognized at that date.

(e)	Employee benefits

Actuarial gains and losses

Under Canadian GAAP, all actuarial gains and losses arising in the calculation of the Company’s defined benefit obligation have been recorded in profit or loss as incurred.

Under IFRS, actuarial gains and losses may be recognized, as incurred, in other comprehensive income or loss, provided that the Company does so for all of its defined benefit plans and all of its actuarial gains and losses.

Management has chosen to recognize actuarial gains and losses as incurred directly in other comprehensive loss beginning on the Transition Date. As a result, the Company adjusted its employee benefit expenses to remove the net actuarial gains, amounting to $191,000 for the year ended December 31, 2010. Instead, net actuarial gains has been recorded directly in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position as at December 31, 2010, without recycling to the consolidated statement of comprehensive loss in subsequent periods.

Termination benefits

Certain Group employees in Germany are eligible to participate in a partial retirement program, which is composed of a full-time service period and an inactive period, where the employee receives 50% of his or her salary for each year as well as an annual bonus during the entire partial retirement period.

Under Canadian GAAP, the annual bonus to be paid in the inactive period is recognized as expense on a pro rata basis over the full-time service period.

Under IFRS, the entire bonus element of the partial retirement arrangement is recognized as an expense immediately when the related partial retirement agreement is established.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As a result, the Company has recognized an additional liability, amounting to $381,000, to reflect the aggregate bonus element of the partial retirement arrangement as of the Transition Date.

(f)	Share-based payments

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. Additionally, forfeitures of awards are not estimated at the date of grant and therefore are not included in the calculation of the grant-date fair value. Instead, all forfeitures of awards are recognized as they occur.

Under IFRS, each tranche of a share-based award with graded vesting is treated as a separate award, and the resulting compensation expense is recognized for each tranche over its distinct vesting period. Furthermore, expected forfeitures of awards are required to be estimated at the date of grant and therefore are factored into the determination of fair value.

The Company has adjusted its periodic share-based compensation expense for underlying awards in order to reflect the change in policy related to graded vesting and estimated expected forfeitures. These adjustments have resulted in an increase in share-based compensation costs of $306,000 for the year ended December 31, 2010.

Reconciliations of consolidated financial statements

Presented below are reconciliations of the Company’s consolidated financial statements previously prepared under Canadian GAAP to the consolidated financial statements prepared in accordance with IFRS.

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2010

	0000000000	0000000000	0000000000	0000000000	0000000000
Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	31,998	-	-	31,998	Cash and cash equivalents
Short-term investment	1,934	-	-	1,934	Short-term investment
Accounts receivable
Trade	4,555	-	866	5,421	Trade and other receivables
Other	748	-	(748)	-
Income taxes	118	-	(118)	-
Inventory	3,311	-	-	3,311	Inventory
Prepaid expenses and other current assets	1,511	(366)	-	1,145	Prepaid expenses and other current assets
	44,175	(366)	-	43,809
Restricted cash	827	-	-	827	Restricted cash
Property, plant and equipment	3,096	-	-	3,096	Property, plant and equipment
Deferred charges and other long-term assets	4,384	(3,581)	-	803	Deferred charges and other non-current assets
Intangible assets	14,478	(11,179)	-	3,299	Identifiable intangible assets
Goodwill	9,614	-	-	9,614	Goodwill
	76,574	(15,126)	-	61,448

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	9,382	878	-	10,260	Payables and accrued liabilities
Deferred revenues	4,045	-	-	4,045	Current portion of deferred revenues
Current portion of long-term payable	60	-	-	60	Current portion of long-term payable
	13,487	878	-	14,365
Deferred revenues	39,052	-	-	39,052	Deferred revenues
	-	13,412	-	13,412	Warrant liability
Long-term payable	90	-	-	90	Long-term payable
Employee future benefits	11,324	209	-	11,533	Employee future benefits
Other long-term liability	182	389	-	571	Provision and other non-current liabilities
	64,135	14,888	-	79,023
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	60,149	751	-	60,900	Share capital
Warrants	9,493	(9,493)	-	-
Other capital	80,785	306	-	81,091	Other capital
Deficit	(150,756)	(9,811)	-	(160,567)	Deficit
Accumulated other comprehensive income	12,768	(11,767)	-	1,001	Accumulated other comprehensive income
	12,439	(30,014)	-	(17,575)
	76,574	(15,126)	-	61,448

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	24,857	-	-	24,857	Sales and royalties
License fees and other	2,846	-	-	2,846	License fees and other
	27,703	-	-	27,703
Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	18,700	-	-	18,700	Cost of sales
Research and development costs, net of tax credits and grants	19,859	1,398	-	21,257	Research and development costs, net of refundable tax credits and grants
Selling, general and administrative expenses	11,875	682	(5)	12,552	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	1,005	(1,005)	-	-
Intangible assets	1,492	(1,492)	-	-
	52,931	(417)	(5)	52,509

Loss from operations	(25,228)	417	5	(24,806)	Loss from operations
Other income
Unrealized gain on held-for-trading financial instrument	687	-	(687)	-
Interest income	181	-	4,860	5,041	Finance income
Foreign exchange gain	1,170	1,091	(2,261)	-
Loss on disposal of equipment	(28)	-	28	-	Finance costs
	-	(6,741)	(1,945)	(8,686)	Net finance income (costs)
	2,010	(5,650)	(5)	(3,645)
Net loss	(23,218)	(5,233)		(28,451)	Net loss

Other comprehensive income:					Other comprehensive income:
Foreign currency translation adjustments	49	952	-	1,001	Foreign currency translation adjustments
	-	191	-	191	Actuarial gain on defined benefit plans, net of tax

Comprehensive loss	(23,169)	(4,090)	-	(27,259)	Comprehensive loss

Net loss per share					Net loss per share

Basic and diluted	(0.31)	(0.07)	-	(0.38)	Basic and diluted
Weighted average number of shares					Weighted average number of shares
Basic and diluted	75,659,410	-	-	75,659,410	Basic and diluted

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at January 1, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	38,100	-	-	38,100	Cash and cash equivalents
Accounts receivable
Trade	2,444	-	1,105	3,549	Trade and other receivables
Other	992	-	(992)	-
Income taxes	113	-	(113)	-
Inventory	4,415	-	-	4,415	Inventory
Prepaid expenses and other current assets	2,949	(542)	-	2,407	Prepaid expenses and other current assets
	49,013	(542)	-	48,471
Restricted cash	878	-	-	878	Restricted cash
Property, plant and equipment	4,358	-	-	4,358	Property, plant and equipment
Deferred charges and other long-term assets	4,733	(4,205)	-	528	Deferred charges and other non-current assets
Intangible assets	17,034	(12,907)	-	4,127	Identifiable intangible assets
Goodwill	10,246	-	-	10,246	Goodwill
	86,262	(17,654)	-	68,608
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	11,919	(74)	-	11,845	Payables and accrued liabilities
Deferred revenues	6,327	-	-	6,327	Current portion of deferred revenues
Income taxes	965	-	-	965	Income taxes
Current portion of long-term payable	57	-	-	57	Current portion of long-term payable
	19,268	(74)	-	19,194
Deferred revenues	45,919	-	-	45,919	Deferred revenues
	-	1,664	-	1,664	Warrant liability
Long-term payable	143	-	-	143	Long-term payable
Employee future benefits	11,640	381	-	12,021	Employee future benefits
Other long-term liability	66	441	-	507	Provision and other non-current liability
	77,036	2,412	-	79,448
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	41,203	321	-	41,524	Share capital
Warrants	2,899	(2,899)	-	-
Other capital	79,943	-	-	79,943	Other capital
Deficit	(127,538)	(4,769)	-	(132,307)	Deficit
Accumulated other comprehensive income	12,719	(12,719)	-	-
	9,226	(20,066)	-	(10,840)
	86,262	(17,654)	-	68,608

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Aeterna Zentaris Inc.

Notes to Consolidated Financial Statements

As at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

30	Subsequent events

On January 23, 2012, the Company, pursuant to its existing ATM sales agreement dated June 29, 2011, with MLV, was commencing a new ATM issuance program (“January 2012 ATM Sales Agreement”) under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10,400,000 of its common shares through ATM issuances on the NASDAQ up to an aggregate amount of $16,000,000.

From January 23, 2012 through March 15, 2012, the Company issued a total of 3,565,470 common shares under the January 2012 ATM Sales Agreement for aggregate gross proceeds of $6,397,045, less cash transaction costs of $191,911 and previously deferred transaction costs of $56,000.

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